

Report of Independent Registered Public Accounting Firm

To Board of Directors of Pictet Overseas Inc.

We have reviewed Pictet Overseas Inc.'s (the Company) assertions, included in the accompanying exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2025 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Montréal, Quebec, Canada
February 26, 2026

PricewaterhouseCoopers LLP
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